Via Facsimile and U.S. Mail
Mail Stop 6010

February 2, 2007

Eric K. Brandt
President and Chief Executive Officer
Avanir Pharmaceuticals
101 Enterprise Suite 300
Aliso Viejo, California 92656

Re: **Avanir Pharmaceuticals**
        Form 10-K for the Fiscal Year Ended September 30, 2006
        Filed December 18, 2006
        File Number: 001-15803

Dear Mr. Brandt:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-8

Change in Accounting for Patent-Related Costs, page F-10

1.   Please tell us how your classification of external legal costs as research and development expenses complies with paragraph 10(i) of SFAS 2 that would appear not to allow this classification.

Note 4. Alamo Acquisition, page F-19

2.   Please provide us in disclosure type format a description of the factors that
        contributed to a purchase price that resulted in the recognition of goodwill in
        accordance with paragraph 51(b) of SFAS 141.

3.   Please more fully explain to us why no goodwill was recognized in the initial
        purchase price allocation that was subsequently revised to $22 million, or 76% of
        the purchase price. Tell us how you initially valued each separately identified
        intangible (product rights, customer relationships, trade name, non-compete
        agreement, in-process research and development) and what assumptions changed
        later to result in a significantly lower amount for each intangible.

Note 13. Net Deferred Revenues, page F-29

4.   Please provide us in disclosure type format the amounts of estimated rebates,
        returns and chargebacks that are included in the $3.9 million deferred revenues
        from FazaClo product shipments. Regarding the amount of returns, tell us why
        you believe your estimate is reasonable considering the reason for deferring the
        revenue is due to your inability to reasonably estimate future returns.

Note 17. Research and Licensing Agreements, page F-42

5.   Please provide us in disclosure type format a description of those events that will
        result in the milestone payments under the Eurand agreement. Please include the
        length of the Eurand and CIMA Labs agreements as well as the termination
        provisions.

Note 19. Related Party Transactions, page F-47

6.   Please confirm that in future filings you will include the amounts that might be
        paid to CNS under the agreement as well as a discussion of the events that would
        trigger the payments under this agreement. Please note that you had confirmed in
        your February 27, 2006 response to our comment letter of February 10, 2006 on
        your Form 10-K for the fiscal year ended September 30, 2005 that this
        information would be included in the notes to financial statements as well as the
        discussion of contractual obligations.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant